SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 3
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                    SHELTER PROPERTIES V LIMITED PARTNERSHIP
                            (Name of Subject Company)

     MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MacKenzie Patterson Special Fund 6, LLC; MPF DeWaay Premier Fund 3, LLC; and MacKenzie Patterson
                                   Fuller, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $735,560                                               $22.58

 * For purposes of calculating the filing fee only. Assumes the purchase of 10,508 Units at a purchase price equal to $70 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $22.58
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: June 11, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MacKenzie Patterson Special Fund 6, LLC; MPF DeWaay Premier Fund 3, LLC; and MacKenzie Patterson Fuller, LP (collectively the "Purchasers") to purchase up to 10,508 Units of limited partnership interest (the "Units") in Shelter Properties V Limited Partnership (the "Partnership"), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2007 (the "Offer Date") and July 6, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 285 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 323 Units, or approximately 0.614% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MPF-NY 2007, LLC - 29 Units; and MacKenzie Patterson Special Fund 6, LLC - 256 Units.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 19, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MacKenzie Patterson Special Fund 6, LLC; MPF DeWaay Premier Fund 3, LLC; and MacKenzie Patterson Fuller, LP

By:      /s/ Chip Patterson
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         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person